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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9*
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           GIANT CEMENT HOLDING, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                           GIANT CEMENT HOLDING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   374450104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                TERRY L. KINDER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           GIANT CEMENT HOLDING, INC.
                             320-D MIDLAND PARKWAY
                             SUMMERVILLE, SC 29485
                                 (803) 851-9898
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                       ON BEHALF OF THE PERSON(S) FILING)

                            ------------------------

                                    COPY TO:

                          STEVEN L. KIRSHENBAUM, ESQ.
                               PROSKAUER ROSE LLP
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

* This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for 100% of the outstanding shares of common stock of Giant Cement Holding, Inc. by a subsidiary of Cementos Portland, S.A.

________________________________________________________________________________



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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Giant Cement Holding, Inc., a Delaware corporation ('Giant Cement' or the 'Company'). The address of the principal executive offices of the Company is 320-D Midland Parkway, Summerville, South Carolina 29485. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share of the Company (the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by Cementos Portland, S.A., a corporation organized under the laws of the Kingdom of Spain ('Parent'), and CP Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ('Purchaser'), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the 'Commission') on November 10, 1999 (as the same may be amended from time to time, the 'Schedule 14D-1'), to purchase for cash (i) all of the outstanding Shares at a price of $31.00 per Share (the 'Share Price'), net to the seller in cash (subject to applicable withholding of taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 1999 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the 'Offer') included in the Schedule 14D-1.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 4, 1999, among Parent, Purchaser and the Company (the 'Merger Agreement'). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer shall be at least a majority of the Shares then outstanding, calculated on a fully diluted basis (the 'Minimum Condition').

     Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the 'Merger') and the Company will continue as the surviving corporation (the 'Surviving Corporation') and a wholly owned subsidiary of Parent. Upon effectiveness of the Merger, each Share (other than Shares purchased in the Offer or otherwise owned by the Purchaser or by the Company or any of its subsidiaries and dissenting Shares) will be converted into the right to receive $31.00 per Share in cash (the 'Merger Consideration'). The terms of the Merger Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, are summarized below under Item 3(b) of this Schedule 14D-9.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is Jose Abascal, 59, 28003, Madrid, Spain.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Certain material contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Company's Information Statement attached hereto as Annex A and is incorporated herein by reference.

MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in

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its entirety by reference to the Merger Agreement filed as an Exhibit to this
Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     General. The Merger Agreement provides for the commencement of the Offer, upon the terms and subject to the conditions contained therein, and further provides for the consummation of the Merger following the satisfaction or waiver, if permitted by applicable law, of the conditions contained in the Merger Agreement.

     In the Merger Agreement, the Company consented to the Offer and represented that its Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders,
(ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the Delaware General Corporation Law (the 'DGCL'), and (iii) resolved (subject to the provision described in the second paragraph of 'Other Proposals' below) to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. The Company also represented that its Board of Directors had received the written opinion of the Company's Financial Advisor, dated the date of the Merger Agreement, that as of the date thereof the cash consideration to be received by the Company's stockholders pursuant to the Offer and Merger is fair from a financial point of view to the Company's stockholders other than Purchaser and its affiliates.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with the Company at the Effective Time. Following the Merger, the separate corporate existences of Purchaser and the Company will cease and the Surviving Corporation will succeed to and assume all the rights and obligations of Purchaser and the Company in accordance with the DGCL.

     At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than those held by the Company as treasury stock or owned by Parent or any of its subsidiaries immediately prior to the Effective Time, all of which will be canceled, and dissenting Shares, if any) will, by virtue of the Merger, be converted into the right to receive the Merger Consideration, payable to the holder thereof upon surrender of the certificates representing such Shares.

     Subject to the terms and conditions in the Merger Agreement, (a) if approval of the stockholders of the Company is required under the DGCL, a Certificate of Merger shall be duly filed with the Secretary of State of the State of Delaware as soon as practicable after obtaining such stockholder approval, or (b) if such stockholder approval is not required to be obtained in order to consummate the Merger, a Certificate of Ownership and Merger shall be duly filed with the Secretary of State of the State of Delaware as soon as practicable after the expiration of the Offer. If a stockholder vote is required in connection with the Merger, Parent has agreed to cause all Shares owned by Parent, Purchaser and their affiliates to be voted in favor of the Merger. If Purchaser and/or Parent and its affiliates are the owners of at least 90% of the outstanding shares of each class of stock following the Offer or otherwise, the Merger will be consummated without a meeting or vote of stockholders in accordance with the 'short-form' merger provisions of Section 253 of the DGCL.

     Stock Option Plans. The Merger Agreement provides that at, or immediately prior to the Effective Time, each option to purchase Shares outstanding under the Option Plans, whether or not vested or exercisable, will be canceled, and the Company shall pay each holder of any such option, an amount in cash equal to
(i) the product of (A) the excess, if any, of the Share Price over the applicable exercise price of such option and (B) the number of Shares each holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time (which amount shall be subject to any applicable withholding tax).

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     Prior to the first purchase of Shares pursuant to the Offer, the Company has agreed to take any actions necessary under the Option Plans, to effect the transactions contemplated by the Merger Agreement.

     Employee Benefits. Following the consummation of the Offer, Parent will, and will cause the Surviving Corporation to honor, fulfill and discharge in accordance with their terms (i) all existing employment, severance, consulting, change of control and indemnification agreements and other bonus and compensation arrangements between the Company or any of its subsidiaries and any current or former officer, director or employee thereof as disclosed to Parent in writing in the Merger Agreement and (ii) with respect to all employees, officers and directors of the Company, all legal and contractual obligations for benefits or other amounts earned or accrued through the Effective Time under employee benefit plans, programs, policies and arrangements of the Company and its subsidiaries disclosed in writing in the Merger Agreement. From the Effective Time through December 31, 2000, Parent has also agreed to provide, or cause the Surviving Corporation to provide, to current and former employees of the Company compensation and benefits which are at least comparable, in the aggregate to the compensation and Benefit Plans currently in place for such employees excluding any equity plans; provided, however, that with respect to employees who are subject to collective bargaining, all compensation and benefits shall be provided in accordance with applicable collective bargaining agreements. The Merger Agreement does not restrict Parent from exercising the right to terminate the employment of any employee at any time or, subject to certain exceptions, to modify any other terms or conditions of such employee's employment.

     Board Representation; Amendments and Waivers. The Merger Agreement provides that upon Purchaser's acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled, subject to Section 14(f) of the Exchange Act, to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares beneficially owned by Parent bears to the total number of Shares outstanding on a fully diluted basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Company's Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the nearest whole number, on
(i) each committee of the Board of Directors of the Company and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the foregoing, Parent and the Company will use their best efforts to ensure that at least two members of the Company's Board of Directors as of the date of the Merger Agreement who are not officers or affiliates of the Company ('Independent Directors') will remain members of the Company's Board of Directors until the Effective Time.

     Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and signed, in the case of any amendment, by the Company, Purchaser and Parent or, in the case of a waiver, by the party against whom the waiver is to be effective. However, if stockholder approval of the Merger Agreement and the Merger is required following consummation of the Offer, following such approval, no amendment will be made that by law requires the further approval of the stockholders without such stockholder approval. In addition, from and after the time Parent's designees constitute a majority the Company's Board of Directors until the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser and any waiver of any conditions contained in the Merger Agreement for the Company's benefit (including, with respect to the Offer, any waiver of the Minimum Condition, any change in the form of or decrease in the consideration per Share, any decrease in the number of Shares sought or the imposition of any additional conditions) or any of the Company's rights under the Merger Agreement.

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     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties to the Merger Agreement, including, without limitation, (i) representations and warranties by the Company as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, governmental consents and approvals, non-contravention, capitalization, public filings, financial statements, information supplied, absence of certain changes or undisclosed material liabilities, litigation, taxes, employee benefit and labor matters, compliance with applicable laws, finders' fees, environmental matters, antitakeover statutes, intellectual property, the Year 2000 issue, properties and defaults under contracts, and (ii) representations and warranties by Parent (with respect to itself and Purchaser) as to corporate existence and power, authority relative to the Merger Agreement and the transactions contemplated thereby, governmental consents and approvals, non-contravention, information supplied, finders' fees and financing arrangements.

     Conduct of Business Until the Merger. The Merger Agreement provides that, the Company will, and will cause its subsidiaries to, carry on their respective business in the ordinary course consistent with past practices and use all reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their current officers and employees. The Merger Agreement further provides that, without limiting the generality of the foregoing, the Company will not do, and will not permit any of its subsidiaries to do, any of the following:

           (i) increase the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (ii) grant any severance or termination pay (other than pursuant to the severance policy or practice of the Company or its subsidiaries disclosed to Parent in the Merger Agreement) to, or enter into or amend in any material respect any employment or severance agreement with, any employee; (iii) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or any benefit plan; or (iv) take any action to accelerate any rights or benefits, or make any determinations under any collective bargaining agreement or benefit plan;

           declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

           redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights or any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly owned subsidiaries directly from and wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or (ii) any purchase, forfeiture or retirement of Shares or Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing benefit plan of the Company or any of its subsidiaries, in a manner otherwise consistent with the terms of the Merger Agreement);

           effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests);

           offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any voting Company

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     debt or other voting securities of, the Company or any of its subsidiaries, or any 'phantom' stock, 'phantom' stock rights, SARs or stock-based performance units;

           acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice);

           sell, lease, exchange or otherwise dispose of, or grant any lien with respect to any of the properties or assets of the Company or any of its subsidiaries that are, individually or in the aggregate, material to the business of the Company and its subsidiaries, except for dispositions of excess or obsolete assets and sales of inventories in the ordinary course of business and consistent with past practice;

           propose or adopt any amendments to its certificate of incorporation or bylaws or other organizational documents;

           effect any change in any accounting methods, principles or practices in effect as of December 31, 1998 affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may required by a change in generally accepted accounting principles;

           issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any such indebtedness or debt securities of another person, enter into any 'keep well' or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or investments in, any person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company; provided, however, that the Company's right to borrow pursuant to its revolving credit agreement in the ordinary course of business shall not be limited by these provisions;

           pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company's documents filed with the Commission or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

           make any tax election except in a manner consistent with past practice, change any method of accounting for tax purposes, or settle or compromise any material tax liability;

           make or agree to make any new capital expenditures which individually are in excess of $500,000 or which in the aggregate are in excess of $2,000,000; or

           agree in writing or otherwise to take any of the foregoing actions.

     Other Proposals. The Merger Agreement provides that, until the Effective Time or the termination of the Merger Agreement in accordance with its terms, the Company and its subsidiaries will not, and the Company shall direct their respective officers, directors and representatives not to, directly or indirectly initiate, solicit, or knowingly encourage (including by way of furnishing non-public information or assistance) or take any other action to facilitate any inquiries or the making or submission of any Acquisition Proposal (as defined below) or enter into or maintain or continue discussions or negotiate with any person or group in furtherance of such inquiries or to obtain or induce any person or group to make or submit an Acquisition Proposal or agree to or endorse any Acquisition Proposal or assist or participate in, facilitate or knowingly encourage; any effort or attempt by any other person or group to do or seek any of the foregoing or authorize any of its officers, directors or representatives to take any such action; provided, however, that nothing prohibits the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person or entity that has made an unsolicited written Acquisition Proposal if, and only to the extent that
(A) the

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acceptance for payment of Shares pursuant to the Offer shall not have occurred,
(B) the Board of Directors of the Company, based on advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that failure to take such action would result in a breach of the fiduciary duty under applicable law, and (C) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it intends to take such action and (y) receives from such person an executed confidentiality agreement in reasonably customary form and in any event containing terms at least as stringent as those contained in the confidentiality agreement between Parent and the Company. Prior to providing any information to or entering into discussions or negotiations with any person in connection with an Acquisition Proposal or any inquiry that could lead to an Acquisition Proposal by such Person, the Company shall promptly advise Parent of any request for information or the submission or receipt of any Acquisition Proposal, or any inquiry with respect to or which could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such request, Acquisition Proposal or inquiry and its response or responses thereto. The Company must keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry and must promptly give Parent a copy of any information delivered to such person which has not previously been delivered by the Company to Parent or Purchaser. The Merger Agreement further provides that the Company will, and will cause its subsidiaries and the officers, directors, employees and other agents and advisors of the Company and its subsidiaries to, immediately cease and cause to be terminated any discussions or negotiations, that have taken place prior to the date of the Merger Agreement with any parties with respect to any of the foregoing. For purposes of the Merger Agreement, 'Acquisition Proposal' means any inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company;
(i) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole; (iii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of the outstanding shares of any class of equity securities of the Company or its subsidiaries or the filing of a registration statement under the Securities Act of 1933, as amended (the 'Securities Act') in connection therewith; (iv) any acquisition of 20% of more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act, in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger; or (v) any public announcement by the Company or any third party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     The Merger Agreement also provides that neither the Board of Directors of the Company nor any committee thereof may (i) withdraw or modify, or fail to make, or propose to withdraw or modify, in each case in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to accept such Acquisition Proposal and/or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal; provided, however, that prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer or adoption of the Merger Agreement by the requisite vote of the Company's stockholders, the Board of Directors of the Company may terminate the Merger Agreement if, and only to the extent that
(A) such Acquisition Proposal is a Superior Proposal, (B) the Board of Directors of the Company, based on the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that the failure to do so would result in a breach of the fiduciary duty of the Board of Directors of the Company to the stockholders of the Company under applicable law; (C) the Company complies with its obligations described under 'Fees and Expenses' below, (D) the Company is not in breach of its obligations described in this

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and the preceding paragraph, and (E) the Company shall have afforded Parent an opportunity to match the Superior Proposal within three business days after receipt of notice from the Company.

     For purposes of the Merger Agreement 'Superior Proposal' means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, for at least 75% of the then outstanding Shares, or all or substantially all of the consolidated assets of the Company, which the Board of Directors of the Company determines in good faith (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders (taking into account relevant legal, financial and regulatory considerations and other aspects of such proposal and the third party making such proposal and the conditions and prospects for completion of such proposal) than the Offer and the Merger.

     Conditions of the Merger. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction (or waiver by the party for whose benefit the applicable condition exists) of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with such law; (b) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal, subject to the other terms of the Merger Agreement as promptly as possible any injunction or other order that may be entered; and (c) Purchaser shall have purchased Shares pursuant to the Offer.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of the Company:

           By mutual consent of the parties;

           By either party if any court of competent jurisdiction or other governmental entity shall have issued a final, non-appealable order, decree or ruling or taken any other final non-appealable action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

           By Parent if Purchaser terminates the Offer without purchasing any Shares, or has not accepted Shares in the Offer prior to January 31, 2000, in each case because any of the conditions to the Offer have not been met;

           By the Company, if the Company is not in a material breach of the Merger Agreement and Purchaser either terminates the Offer without purchasing any Shares or has not accepted Shares in the Offer prior to January 31, 2000;

           By the Company if prior to Purchaser's acceptance of Shares in the Offer, the Company notifies Parent that it intends to enter into an agreement with respect to a Superior Proposal and Parent does not match the Superior Proposal within three business days;

           By Parent if prior to Purchaser's purchase of Shares in the tender offer, the Company has materially breached its representations and warranties and the condition giving rise to the breach, individually or in the aggregate, is reasonably likely to have a material adverse effect on the Company or on the consummation of the Offer or the Company has failed to perform its covenants under the Merger Agreement and the failure is reasonably likely to have a material adverse effect on the Company or on consummation of the Offer (and the breach is not cured within the cure period provided);

           By Parent if prior to Purchaser's purchase of Shares in the Offer, the Company's Board of Directors either (x) withdraws or modifies its recommendation of the Offer and the Merger in a manner adverse to Parent or Purchaser or (y) approves, or recommends that the stockholders of the Company accept, another acquisition proposal; or

           By the Company if prior to Purchaser's purchase of Shares in the Offer, Parent has materially breached its representations or warranties or failed to comply with its material

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     covenants and the effect of the breach is to materially adversely affect or delay consummation of the Offer (and the breach is not cured within the cure period provided).

     In the event the Merger Agreement is terminated by either the Company or Parent, the Merger Agreement will become void and have no effect, and there will be no liability or obligation on the part of Parent, Purchaser or the Company except with respect to certain specified provisions (including the provisions described below under 'Fees and Expenses' and in the Confidentiality Agreement described below) and except to the extent that such termination results from the willful breach by a party to the Merger Agreement.

     (e) Notwithstanding the foregoing, the Merger Agreement does not prohibit the Company nor the Board of Directors of the Company from taking and disclosing to the stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the stockholders if the Board of Directors of the Company, based on the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that the failure to take such action would result in a breach of the fiduciary duty of the Board of Directors to the stockholders under applicable law; provided that neither the Board of Directors of the Company nor any committee thereof shall withdraw or modify, or shall propose to withdraw or modify, the approval or recommendation of the Board of Directors of the Company of the Offer or the Merger or shall approve or recommend, or shall publicly propose to approve or recommend, an Acquisition Proposal unless the Company and the Board of Directors of the Company have complied in all material respects with all the provisions described above.

     Fees and Expenses. The Company has agreed to pay to Parent a termination fee equal to $10 million (inclusive of expenses) if:

           either party terminates the Merger Agreement (i) because the Minimum Condition to the Offer was not achieved, (ii) Parent and Purchaser are not in a material breach of the Merger Agreement and (iii) prior to termination of the Merger Agreement, a third party has acquired beneficial ownership of at least a majority of the Shares or of the assets of the Company;

           either party terminates the Merger Agreement (i) because the Minimum Condition to the Offer was not achieved, (ii) Parent and Purchaser are not in a material breach of the Merger Agreement, (iii) prior to the termination of the Merger Agreement, a third party announces an intention to acquire at least a majority of the Shares or of the assets of the Company and (iv) within 12 months of the termination of the Merger Agreement, either that particular Acquisition Proposal or any other Acquisition Proposal, which is also for at least a majority of the Shares or of the assets of the Company, is consummated at a price per Share higher than the price per Share that was offered by Purchaser or for aggregate consideration (including the retention of any equity by the Company's stockholders) that exceeds the aggregate consideration of the Offer and the Merger;

           Parent terminates the Merger Agreement because the Company's Board of Directors either (i) withdrew or modified its recommendation of the Offer and the Merger in a manner adverse to Parent or Purchaser or
     (ii) approved, or recommended that the stockholders of the Company accept, another acquisition proposal; or

           the Company terminates the Merger Agreement in order to enter into another agreement with respect to a Superior Proposal after complying with all the procedures required therefor under the Merger Agreement (including affording Parent an opportunity to match the Superior Proposal within three business days after receipt of notice from the Company).

     Such termination fee must be paid concurrently with the termination of the Merger Agreement except in the circumstances described in the second bullet paragraph above, in which event the fee must be paid concurrently with the consummation of the Acquisition Proposal. The Company has agreed to reimburse Parent for its actual reasonable documented expenses up to $1 million if Parent terminates the Merger Agreement because (i) one or more representations or warranties of the Company are not true, (ii) such breach is not willful,
(iii) the condition giving
rise to the breach, individually or in the aggregate, is reasonably likely to have a material adverse effect on the Company and (iv) the breach is not cured prior to the earlier of 15 days following notice of such breach and two business days prior to the date on which the Offer expires. Except as described above, the Merger Agreement provides that each party will pay its own fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

     Indemnification and Insurance. In the Merger Agreement, Purchaser agreed that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time existing as of November 4, 1999 in favor of the current or former directors or officers, employees and agents of the Company and its subsidiaries as provided in their respective certificates of incorporation, bylaws or agreements disclosed in the Company's reports filed with the Commission or filed as exhibits thereto as in effect on November 4, 1999 will survive the Merger and continue in full force and effect in accordance with their terms for a period of six years from the Effective Time.

     The Merger Agreement also provides that Parent will cause to be maintained for a period of six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy and fiduciary liability policy (although Parent may substitute therefor policies or financial guarantees with the same carriers or other reputable and financially sounds carriers of at least the same coverage amounts containing terms and conditions no less advantageous than the terms of such existing insurance coverage) with respect to facts or circumstances occurring at or prior to the Effective Time; provided, however, that in no event will Parent be required to expend in any one year an amount in excess of 300% of the annual premiums paid by the Company as of November 4, 1999 for such insurance; and provided further that, if the annual premiums of such insurance coverage exceed such amount, Parent will be obligated to use reasonable best efforts to obtain a substantially similar policy for a cost not exceeding such amount.

CONFIDENTIALITY AGREEMENT

     Parent and the Company entered into a confidentiality agreement on August 23, 1999 (the 'Confidentiality Agreement'), a copy of which is filed as
Exhibit 6 hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, Parent agreed to provide, among other things, for the confidential treatment of discussions with the Company regarding a possible transaction and the exchange of certain confidential information concerning the Company. Parent further agreed that for a period of one year from the date the Confidentiality Agreement was entered into by Parent, Parent would not, without the prior written approval of the Company's Board of Directors, (a) acquire, offer to acquire or agree to acquire, directly or indirectly, any voting securities or assets of the Company, (b) make or participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company, (c) make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving the Company or any of its securities or assets, (d) form, join or in any way participate in a 'group' (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act')) in connection with the foregoing, (e) seek or propose to control or influence the management or policies of the Company, or
(f) request the Company or its representatives to amend or waive any of the foregoing.

EMPLOYMENT AGREEMENTS

     Messrs. Pechota, Kinder and Familia are employed by the Company pursuant to employment agreements (the 'Employment Agreements'), which commenced on July 30, 1997, except Mr. Familia's agreement which commenced on October 30, 1997, and expire December 31, 2000. Each Employment Agreement is automatically renewed for additional one year terms subject to earlier termination by either the Company or the respective employee. Mr. Pechota, Mr. Kinder and Mr. Familia are compensated at an annual base salary of $275,000, $165,000 and $118,000, respectively, during the term of their Employment Agreements, subject to annual increases and/or bonuses as determined by the Compensation and Stock Option Committee. For the year ended December 31, 1998, the annual base salary of Mr. Pechota, Mr. Kinder and Mr. Familia was $286,000, $171,600 and $137,000, respectively. Each of them has agreed not to compete with the Company for a period of one year following the termination of his Employment Agreement other than by the Company without cause or by the employee for Good Reason (as defined in the Employment Agreements) or as otherwise provided.

CHANGE IN CONTROL AGREEMENTS

     The Company has entered into (i) change of control agreements dated as of July 30, 1997 with each of Messrs. Pechota and Kinder and (ii) a change of control agreement dated October 30, 1997 with Mr. Familia (collectively, the 'COC Agreements'). The consummation of the Offer will constitute a 'change of control' under the COC Agreements. Pursuant to the COC Agreements, in the event a change of control occurs and the employment of any of the above named executives is terminated (i) by the Company without cause, (ii) by the executive for Good Reason (as defined in the COC Agreements and which includes, among other things, a material decrease in his duties and responsibilities or a decrease in his salary within 24 months of the date of the change of control), or (iii) by the executive for any reason within 30 days following the first anniversary of the change of control, the executive would be entitled to severance pay equal to up to three times the amount of his base salary and annual bonus. The executive would also be entitled to three years' worth of payments under any incentive pay plans, supplemental executive retirement plans, profit sharing plans and other arrangements with the Company in which the executive participated prior to the termination of his employment. In addition, the Company is required to provide the executive with health insurance, life insurance, and other benefits and to continue payments under the executive's defined benefit pension plan for up three years from the date of his employment termination.

AMENDMENT TO EMPLOYMENT AGREEMENTS AND COC AGREEMENTS

     On November 4, 1999, each of Messrs. Pechota, Kinder and Familia entered into an amendment of the COC Agreements and the Employment Agreements (a form of which is filed as Exhibit 9 hereto and is incorporated herein by reference), pursuant to which they agreed that, in the event of the consummation of the Merger, the following will not by itself constitute Good Reason: (a) any change in the executive's status as an officer of a publicly traded corporation to an officer of a privately-held corporation and/or (b) the failure to provide the executive with participation in any stock option or other equity based compensation plans. The executive and the Company agree that as soon as practicable following the Merger, the Company will institute a cash incentive bonus arrangement based on defined performance standards to be mutually agreed upon by the Company and the executive for the benefit of the executive which will be comparable in value and consistent with the past practice of the Compensation Committee of the Company in granting stock options for the benefit of the executive prior to the Merger.

SPECIAL RETIREMENT AGREEMENTS

     Commencing with fiscal year 1996, the Company's Board approved Special Retirement Agreements ('SRA's') for certain employees participating in the Company's Profit Sharing Plans and salaried Retirement Plans. Pursuant to the Internal Revenue Code, the IRS sets limit (currently $160,000) on the amount of annual compensation which Plans or the employees benefit under the Retirement Plans. The SRA's establish balances for each participant in an amount equal to that required to provide the actuarial equivalent benefit, as the IRS limitations do not apply.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors.

     At a meeting of the Board of Directors of the Company (the 'Board') held on November 4, 1999, the Board, based on and subject to the terms and conditions set forth in the Merger Agreement, unanimously has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

     A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the Offer, the Merger and the Merger Agreement are filed as Exhibit 3 and Exhibit 7, respectively, and are incorporated herein by reference.

     (b)(1) Background Reasons for the Board's Recommendation.

     Based upon past and anticipated industry conditions, from time to time the Company has considered making acquisitions, forming strategic alliances and entering into business combinations with companies engaged in a similar or related business.

     In early 1999, prior to its retention by the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch') made a presentation to Parent regarding the U.S. cement industry and identified the Company as a potential acquisition candidate. Parent was not interested in pursuing an acquisition of the Company at that time.

     In April 1999, the Company received an unsolicited inquiry from a bidder other than Parent (the 'Other Bidder') advising of the Other Bidder's interest in effecting a business combination with the Company. The Company advised the Other Bidder that it was not in a position at such time to respond to the inquiry.

     On May 11, 1999, at a regular meeting of the Board, the Board authorized management of the Company to engage an investment banking firm to assist the Company in responding to the unsolicited inquiry.

     On June 10, 1999, the Company retained Merrill Lynch on an exclusive basis to provide (i) a framework for a financial valuation of the Company, and (ii) advice and assistance to management in evaluating strategic alternatives and in the event the Company determined to initiate a possible sale, to assist the Company in effecting such sale.

     On July 12, 1999, at a regular meeting of the Board, Merrill Lynch reviewed with the Board, Merrill Lynch's preliminary valuation analysis of the Company, potential strategic alternatives and an overview of potential transaction partners. The Board authorized management to approach the Other Bidder and Parent, who were the two entities which it viewed as the most likely transaction partners.

     On July 15, 1999, management of the Company met with management of the Other Bidder to discuss a potential business combination.

     During the week of July 26, Merrill Lynch requested the Other Bidder to provide the Company with a preliminary indication of value. Merrill Lynch also communicated to Parent that the Company was interested in exploring opportunities for a business combination at a premium to the then current market price of the Shares.

     In August, 1999, Merrill Lynch orally provided summary projected financial information to Parent's Financial Advisor and requested an initial indication of interest from Parent and the Other Bidder.

     On or about August 2, 1999, Parent's financial advisor, Schroders & Co. Inc. ('Parent's Financial Advisor') telephoned Merrill Lynch to indicate that Parent had an interest in exploring a possible business combination with the Company but that it could not proceed until early September.

     On August 2, 1999, the Company received a letter from the Other Bidder indicating that the Other Bidder had an interest in pursuing a business combination with the Company at a price of at least $28.00 per Share.

     During the week of August 9, 1999, management of the Company and Merrill Lynch discussed with the Other Bidder's financial advisor the Other Bidder's preliminary indication of value and the due diligence process.

     On September 8, 1999, Parent's Financial Advisor on behalf of Parent orally submitted an initial indication of interest to the Company. Parent's Financial Advisor did not convey a price but acknowledged that the Company was seeking a substantial premium to the then current market price of the Shares. The Other Bidder submitted an initial indication of interest to the Company which would value the transaction at a value of $30.00 per Share.

     On September 16, 1999, Merrill Lynch discussed with the Other Bidder's financial advisor the timetable for a due diligence review of the Company and the terms of a confidentiality agreement. Valuation levels were also discussed and the Other Bidder's financial advisor indicated repeatedly to Merrill Lynch that the Other Bidder would never be able to reach an offer level above $30.00 per Share no matter what the outcome of the due diligence review of the Company.

     On September 21, 1999, the Company and Parent entered into a confidentiality agreement.

     On September 22, 1999, management of the Company and management of the Other Bidder met and discussed (i) the timetable for a due diligence evaluation of the Company in connection with a proposed business combination with the Company and (ii) the terms of a confidentiality agreement. Thereafter, the Company and the Other Bidder entered into a confidentiality agreement. In connection with the execution of the confidentiality agreement, the Company provided the Other Bidder with certain financial information regarding the Company and its business.

     On October 1, 1999, management of the Company made a presentation to Parent.

     On October 6, 1999, management of the Company made a presentation to the Other Bidder.

     During the period from October 1 through October 21, 1999, Parent and the Other Bidder were given access to a data-room containing public and non-public information regarding the Company to conduct their due diligence as to the Company and its financial condition. Parent and the Other Bidder also had discussions with representatives of management of the Company and were given tours of the Company's plants.

     On October 12, 1999, a special meeting of the Board of the Company was held to discuss, among other things, the status of the negotiations with the parties who expressed an interest in acquiring Company, bid procedures and timing.

     On October 15, 1999, management of the Company and the Other Bidder discussed the results of the Other Bidder's due diligence evaluation of the Company. At the meeting, the Other Bidder indicated that they were lowering the valuation of the transaction to $29.00 per Share.

     On October 21, 1999, the Other Bidder submitted to the Company an initial non-binding proposal to acquire the Company at a price of $29.00 per Share payable in cash and their mark-up of the Company's proposed form of merger. The Other Bidder's proposal included financing commitments and the proposed acquisition had been approved by its board of directors.

     On October 21, 1999, Parent submitted to the Company an initial non-binding proposal to acquire the Company at a price of $33.00 per Share, which Parent indicated was based on the information it had received to date and subject to the following conditions: negotiation of a satisfactory merger agreement, satisfactory completion of financing arrangements, satisfactory completion of due diligence (including discussions with the Company's senior management about revising their employment agreements) and the approval of Parent's board of directors, which was expected to meet within approximately the next week. Merrill Lynch indicated Parent's proposal was value-competitive, but conveyed the Company's concern with the conditions to the proposal, including the fact that Parent had not completed its financial arrangements.

     On October 22, 1999, Parent's counsel, on behalf of Parent delivered to the Company and its representatives, a mark-up of the Company's form of merger agreement.

     On October 22, 1999, a special meeting of the Board was held at which the proposals were reviewed and the Board authorized management of the Company to continue discussions with Parent and the Other Bidder with a view to achieving more favorable terms.

     During the period from October 25, 1999 through November 3, 1999, the Company and the Company's counsel, Proskauer Rose LLP and Parent and Parent's counsel, Weil, Gotshal &

Manges LLP and Mastermen, Culbert & Tully LLP, negotiated the specific terms and conditions of the Merger Agreement other than price.

     On October 25, 1999, Merrill Lynch expressed to the Other Bidder's financial advisor that although their proposal was more firm it was significantly lower than the other proposal it had received.

     On October 25, 1999, a special meeting of the Board was held to discuss the status of the negotiations. The Board authorized the Company to continue negotiations with both parties.

     On October 26 , 1999, the Other Bidder's financial advisor expressed to Merrill Lynch that it was not willing to raise its proposal and would never be able to get to valuations approximately $32.00 per Share, and in fact would have trouble even reaching an offer of $30.00 per Share.

     During the period from October 27, 1999 through November 3, 1999, the Company and the Company's counsel, Proskauer Rose LLP and the Other Bidder and its counsel negotiated the specific terms and conditions of a merger agreement, other than price, but they did not reach final agreement.

     On October 27, 1999, a representative of Parent had a conversation with a representative of the Company regarding Parent's desire for management continuity and the fact that, based on informal discussions with members of Parent's board, it appeared unlikely that Parent's board would approve an offer at $33.00 per Share although it might approve an offer for $32.00 or $31.00 per Share or less. The representatives of the Company and Parent also discussed the status of the Parent's financing commitments and the timing of Parent's board meeting.

     On October 27, 1999, a special meeting of the Board was held to discuss the status of negotiations. Management stated that the Other Bidder indicated that it would not offer more than $29.00 per Share. Management stated that Parent's management indicated that members of its board of directors were questioning the $33.00 per Share price and that Parent's proposal could go down significantly.

     On October 29, 1999, management of the Company and management of the Other Bidder discussed the Other Bidder's $29.00 per Share proposal. Management of the Company indicated that if it raised its proposal to $30.00 per Share, in view of the firmness of the proposal, management of the Company would recommend the new offer to its Board. Management of the Other Bidder indicated that it did not believe it could raise its proposal.

     On October 29, 1999, a special meeting of the Board was held to discuss the status of negotiations. Management stated that no firm price had been received from Parent and the Other Bidder's price appeared firm at $29.00 per Share, and that the Company had received a letter from one of Parent's lending institutions reiterating its interest in providing financing for Parent's acquisition of the Company on terms to be negotiated.

     On October 30 and 31, 1999, Merrill Lynch conveyed to the financial advisors of Parent and the Other Bidder the Company's preliminary third quarter results, which the Company indicated had been adversely affected by the recent hurricane and tropical storms.

     On November 1, 1999, representatives of Parent and the Company met to discuss various aspects of the transaction. Parent's representatives emphasized Parent's desire to ensure management continuity and requested that Company's senior management clarify that they would not consider the change of control of the Company resulting from Parent's acquisition of the Shares, by itself, to constitute 'Good Reason' to terminate their employment and change in control agreements with the Company. (Under their employment and change in control agreements, these executives may not terminate their employment and change in control agreements and receive severance and other benefits as a result of a change of control without 'Good Reason' prior to the first anniversary of the change in control). Also in this discussion, Parent's representatives indicated that they believed that Parent would be willing to pay $28.00 to 29.00 per Share. Representatives of the Company responded that they believed the Company's Board would not accept an offer unless it was more than $30 per Share and indicated that the Company had received a proposal from another bidder that was competitive in value and did not have any timing or financing conditions.

     On November 1, 1999, management of the Company and management of the Other Bidder discussed the Other Bidder's proposal, and management of the Other Bidder raised its proposal to $29.50 per Share and stated that it was the most that it would offer. Management of the Company indicated that, in view of the firmness and unconditional nature of the offer, it would recommend to its Board proceeding with the Other Bidder with the goal of finalizing a contract within two days.

     On November 1, 1999, a special meeting of the Board was held to discuss the status of negotiations, values indicated, and remaining contract issues. At the conclusion of the meeting, the Board authorized management to continue negotiations with the Other Bidder with a view to finalizing the transaction within two days and the Board authorized management to continue negotiations with Parent regarding price and timing.

     On November 2, 1999, management of the Company and its representatives had several discussions regarding price and timing with Parent. Parent raised its proposal to $31.00 per Share. Parent indicated that it would execute a definitive agreement on November 4, 1999, subject to final board approvals, completion of negotiations regarding contract terms and the execution by the senior management of the Company of clarifying amendments to their respective employment and change in control agreements.

     On November 2, 1999 Merrill Lynch had a conversation with one of Parent's lending institutions to confirm the availability of Parent's financing.

     On November 3, 1999, the Company and the Company's counsel completed negotiating the terms and conditions of the Merger Agreement and the clarifying amendments to senior management's employment and change in control agreements with the Company with Parent and Parent's counsel.

     On November 3, 1999, a special meeting of the Board was held. At the meeting, the Board reviewed with certain of its executive officers, legal counsel and Merrill Lynch the offers, discussions and negotiations between the Company and the Parent and the Company and the Other Bidder. Following such discussions, the Board heard presentations by its legal counsel on the terms and conditions contained in the proposed Merger Agreement with Parent. The termination provisions, as modified through negotiations, were described to the Board and matters related to the effects of the termination provisions were discussed with the Board. Merrill Lynch then presented its analysis of the proposed transaction with Parent. At the conclusion of its presentation, Merrill Lynch delivered its oral opinion to the Board that, as of such date, the cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to the holders of the Shares, other than Purchaser and its affiliates. The Board then adjourned the meeting until November 4, 1999.

     On November 4, 1999, the senior management of the Company and the Company executed clarifying amendments to the senior management's employment and change in control agreements.

     On November 4, 1999, the boards of directors of Parent and Purchaser approved and adopted the Offer, the Merger and the Merger Agreement.

     On November 4, 1999, a special meeting of the Board was held. At the meeting, the Board discussed the Offer and the Merger Agreement. Following such discussions, Merrill Lynch delivered its written opinion to the Board that, as of such date, the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to the Company's stockholders, other than Purchaser and its affiliates. Thereafter, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of, the Company's stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     The Merger Agreement was executed and the transaction was announced prior to the opening of trading on the Nasdaq National Market on November 4, 1999.

     (b)(2) Reasons for the Recommendation; Factors Considered by the Board.

     In approving the Merger Agreement, the Merger and the Offer and recommending that the stockholders accept the Offer and adopt the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, the material ones being the following:

          (i) The familiarity of the Board with the financial condition, results of operations, competitive position, business and prospects of the Company, current economic and market conditions and the nature of the industry in which the Company operates;

          (ii) The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the $31.00 per Share in cash to be paid in the Offer represents a premium of approximately 51% over the closing price of the Shares on November 3, 1999, the last trading day prior to the public announcement on November 4, 1999 of the Merger Agreement, and a premium of approximately 51% over the average closing prices for the 30 trading days ending on November 3, 1999;

          (iii) The presentation of Merrill Lynch, the Company's financial advisor, at the November 3, 1999 meeting of the Board of Directors and the written opinion of Merrill Lynch, dated November 4, 1999, to the effect that, as of such date and based upon and subject to certain matters in such opinion, the cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to the holders of such Shares, other than Purchaser and its affiliates. The full text of the written opinion of Merrill Lynch, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is filed as Annex B and filed as an Exhibit hereto and is incorporated herein by reference. Stockholders are urged to read such opinion carefully in its entirety. The opinion of Merrill Lynch was presented for the benefit of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer;

          (iv) The possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith;

          (v) The fact that the Board authorized the Company and Merrill Lynch to solicit a limited number of third party indications of interest for the acquisition of all or any part of the Company and that the Company pursued a business combination with two parties;

          (vi) The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates from initiating, soliciting or knowingly encouraging any potential Acquisition Proposal (as defined in the Merger Agreement) permits the Company to furnish non-public information to, or to enter into discussions and negotiations with, any person or entity that makes an unsolicited Acquisition Proposal after the date of the Merger Agreement, if the Board, based on the advice of independent legal counsel, determines in good faith that the failure to do so would result in a breach of the fiduciary duty of the Board to the stockholders of the Company;

          (vii) The fact that in the event that the Board decided to accept a Superior Proposal (as defined in the Merger Agreement), the Board may terminate the Merger Agreement and pay Parent a termination fee of $10 million. The Board after considering, among other things, the advice of Merrill Lynch, did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

          (viii) The fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to the execution of the Merger Agreement;

          (ix) The strategic fit between the companies, and the expected favorable impact on the Company's employees; and

          (x) The likelihood that the Offer and the Merger will be consummated, including a consideration of all the conditions to the Offer.

     The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders, approving the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger, and in recommending that stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company entered into an agreement with Merrill Lynch dated June 10, 1999 (the 'Retention Letter') pursuant to which Merrill Lynch was retained as the Company's financial advisor in connection with evaluating strategic alternatives and, if management and the Board determine to proceed with a transaction, in effecting such transaction. For its services, the Company has agreed to pay Merrill Lynch a fee contingent upon the consummation of an acquisition transaction equal to 1.0% of the purchase price paid in such acquisition transaction. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with their engagement, including liabilities under the federal securities laws.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) There have been no transactions in the Shares during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each of the Company's executive officers and directors intends to tender all Shares over which he has sole dispositive power into the Offer except if such tender would subject such person to liability under Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 of this Schedule 14D-9, which Items are hereby incorporated by reference into this Item 7(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7, except that the Board of Directors of the Company has adopted resolutions, among other things, (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of the Company's stockholders, approving and adopting the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, and recommending that stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Reference is made to the Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached as Annex A and filed as an Exhibit hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1 -- Form of Offer to Purchase, dated November 10, 1999 (incorporated by reference to
                 Exhibit (a)(1) to the Schedule 14D-1).
    Exhibit 2 -- Form of Letter of Transmittal to Tender Shares of Common Stock (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-1).
    Exhibit 3 -- Letter to Stockholders of the Company, dated November 10, 1999.
    Exhibit 4 -- Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 4,
                 1999. (Annex B to the Schedule 14D-9).
    Exhibit 5 -- Agreement and Plan of Merger, dated as of November 4, 1999, among Parent,
                 Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the
                 Schedule 14D-1).
    Exhibit 6 -- Confidentiality Agreement, dated August 23, 1999, between Parent and the Company
                 (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
    Exhibit 7 -- Press Release, dated September 2, 1999.
    Exhibit 8 -- Information Statement Pursuant to Section 14(f) of the Exchange Act and
                 Rule 14f-l thereunder (Annex A to the Schedule 14D-9).
    Exhibit 9 -- Form of Amendment No. 1 to Employment and Change in Control Agreements.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GIANT CEMENT HOLDING, INC.

                                      By: /s/ GARY L. PECHOTA
                                          .......................
                                          Name: Gary L. Pechota
                                          Title: President and Chief Executive
                                                 Officer

Dated: November 10, 1999

                                                                         ANNEX A

                           GIANT CEMENT HOLDING, INC.
                             320-D MIDLAND PARKWAY
                             SUMMERVILLE, SC 29485
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14f-1 PROMULGATED THEREUNDER
                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about November 10, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the 'Schedule 14D-9') of Giant Cement Holding, Inc. (the 'Company'). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent (the 'Parent Designees') to the Board. The Merger Agreement requires the Company, upon the acceptance for payment of and payment for a majority of the shares of common stock, par value $.01, of the Company (the 'Shares') by Purchaser pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Parent Designees to be elected to the Board.

     The Offer commenced on November 10, 1999 and is scheduled to expire at 12:00 midnight, New York City time, on December 9, 1999, unless extended upon the terms set forth in the Offer to Purchase.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

     THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE 'EXCHANGE ACT'), AS AMENDED, AND RULE 14f-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                        INFORMATION REGARDING THE SHARES

     The Shares constitute the only class of voting securities of the Company outstanding. As of November 2, 1999, there were 8,731,562 Shares outstanding. Each Share is entitled to one vote.

                     DESIGNATION OF DIRECTORS BY PURCHASER

     The Merger Agreement provides that, immediately upon the acceptance for payment of and payment for a majority of the Shares by Purchaser pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company equal to the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares beneficially owned by Parent bears to the total number of Shares outstanding on a fully diluted basis. The Company has agreed, upon the request of Parent, to use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable persons designated by Parent to be elected or appointed to the Board and shall take all actions available to the Company to cause such designees to be so elected or appointed. The Company has also agreed, if requested by Parent, to take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (a) each committee (or similar body) of the Board, (b) each board of directors (or similar body) of each subsidiary of the Company and (c) each committee (or similar body) of each such boards. From and after the time that the Parent Designees constitute a majority of the Board, any amendment or termination of the Merger Agreement by the Company, any extension of the time for the performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any condition to the Company's obligations thereunder or any of the Company's rights thereunder or other action by the Company thereunder, may be effected only by the action of a majority of those directors of the Company then in office who were directors on the date of the Merger Agreement and who are not officers or affiliates of the Company, Parent or any of their respective subsidiaries.

     It is expected that the Parent Designees will assume office promptly following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than December 10, 1999, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

     Parent has informed the Company that the Parent Designees shall be the persons set forth below. The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. The Company has been advised by Parent that none of the persons listed below owns any Shares or has engaged in any transactions with respect to the Shares during the past 60 days. The Company also has been advised by Parent that during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation or such laws. The Company also has been advised by Parent that none of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best of Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the 'Commission' or 'SEC'), except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of Spain, except for Mr. Culbert who is a United States citizen. The business address of each such person other than Mr. Culbert is Jose Abascal, 59, 28003 Madrid, Spain. Mr. Culbert's business address is c/o Masterman, Culbert & Tully LLP, One Lewis Wharf, Boston, MA 02110.

                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                    NAME                       AGE           AND FIVE-YEAR EMPLOYMENT HISTORY
                    ----                       ---           --------------------------------
Rafel Martinez-Ynzenga.......................  69    Chairman of Parent; Chairman and CEO of Portland
                                                     Valderrivas, S.A.
Manuel de Melgar y Oliver....................  54    Managing Director of Parent
Andrew C. Culbert............................  55    Partner, Masterman, Culbert & Tully LLP
Jose Ignacio Martinez-Ynzenga................  61    Chief Technical Officer of Portland Valderrivas,
                                                     S.A.
Fernando Ferreras Fernandez..................  62    Chief Financial Officer of Parent

                                                                         ANNEX B



                           [MERRILL LYNCH LETTERHEAD]


                                                     November 4, 1999


Board of Directors
Giant Cement Holding, Inc.
320-D Midland Parkway
Summerville, SC  29485

Members of the Board of Directors:

          Giant Cement Holding, Inc. (the "Company"), Cementos Portland, S.A. (the "Acquiror") and CP Acquisition, Inc., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share (the "Company Shares"), for $31.00 per share, net to the seller in cash, and (ii) Acquisition Sub would be merged with the Company in a merger (the "Merger") in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive $31.00 per Company Share in cash. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

          You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Acquiror and its affiliates.

          In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

          (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

          (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

          (8)  Reviewed a draft dated November 2, 1999 of the Agreement; and

          (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

          In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

          Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

          In connection with the preparation of this opinion, we have been authorized by the Company and the Board of Directors to solicit only a limited number of third party indications of interest for the acquisition of all or any part of the Company.

          We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past, provided financial advisory and financing services to the Acquiror or its affiliates and may continue to do so and have received, and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares as well as securities of the Acquiror or its affiliates for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

          This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer.

          On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such Company Shares, other than the Acquiror and its affiliates.

                                              Very truly yours,

                                              MERRILL LYNCH, PIERCE, FENNER &
                                              SMITH INCORPORATED

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION                           PAGE
------                          -----------                           ----
   1    -- Form of Offer to Purchase, dated November 10, 1999
           (incorporated by reference to Exhibit (a)(1) to the
           Schedule 14D-1)...........................................
   2    -- Form of Letter of Transmittal to Tender Shares of Common
           Stock (incorporated by reference to Exhibit (a)(2) to the
           Schedule 14D-1)...........................................
   3    -- Letter to Stockholders of the Company, dated November 10,
           1999......................................................
   4    -- Opinion of Merrill Lynch, Pierce, Fenner & Smith
           Incorporated dated November 4, 1999. (Annex B to the
           Schedule 14D-9)...........................................
   5    -- Agreement and Plan of Merger, dated as of November 4,
           1999, among Parent, Purchaser and the Company
           (incorporated by reference to Exhibit (c)(1) of the
           Schedule 14D-1)...........................................
   6    -- Confidentiality Agreement, dated August 23, 1999, between
           Parent and the Company (incorporated by reference to
           Exhibit (c)(2) to the Schedule 14D-1).....................
   7    -- Press Release, dated September 2, 1999....................
   8    -- Information Statement Pursuant to Section 14(f) of the
           Exchange Act and Rule 14f-1 thereunder (Annex A to the
           Schedule 14D-9)...........................................
   9    -- Form of Amendment No. 1 to Employment and Change in Control
           Agreements.